SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Seanergy Maritime Holdings Corp.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Class E Warrants to Purchase Common Stock
(Title of Class of Securities)
Y73760194
(CUSIP Number of Common Stock Underlying Warrants)
Seanergy Maritime Holdings Corp.
154 Vouliagmenis Avenue
166 74 Glyfada, Greece
+30 213 0181507
(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)
With a copy to:
Will Vogel
Watson Farley & Williams LLP
250 West 55th Street
New York, New York 10019
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Seanergy Maritime Holdings Corp., a Marshall Islands corporation (“Seanergy” or the “Company”), to purchase up to 8,532,713 warrants to purchase common shares, par value $0.0001 per share, at a price of $0.20 per warrant, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 30, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Item 1.	Summary Term Sheet.
The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2.	Subject Company Information.
(a) The name of the issuer is Seanergy Maritime Holdings Corp., a Marshall Islands corporation, and the address of its principal executive office is 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece. The telephone number of its principal executive office is +30 213 0181507.
(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.
(c) There is no established trading market for the warrants.
Item 3.	Identity and Background of Filing Person.
(a) The Company is the filing person. The Company's name, address, and telephone number are set forth in Item 2(a) above. The information set forth in the Offer to Purchase under Section 8 (“Information About Seanergy Maritime Holdings Corp.”) is incorporated herein by reference.
Item 4.	Terms of the Transaction.
(a) (1) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:
“Summary Term Sheet”;
“Introduction”;
Section 1 (“Terms of the Offer”);
Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”);
Section 3 (“Procedures for Tendering Warrants”);
Section 4 (“Withdrawal Rights”);
Section 5 (“Purchase of Warrants and Payment of Purchase Price”);
Section 6 (“Conditions of the Offer”);
Section 9 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants”);
Section 11 (“Certain Material U.S. Federal Income Tax Consequences of the Offer”); and
Section 12 (“Extension of the Offer; Termination; Amendment”).
(b) The Class E warrants will not be purchased from any officer, director, or affiliate of the Company, as no officers, directors, or affiliates own Class E warrants.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(e) The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants”) is incorporated herein by reference.
Item 6.	Purposes of the Transaction and Plans or Proposals.
(a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) is incorporated herein by reference.
Item 7.	Source and Amount of Funds or Other Consideration.
(a) The information set forth in the Offer to Purchase under Section 7 (“Source and Amount of Funds”) is incorporated herein by reference.
(b) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) is incorporated herein by reference.
(d) The information set forth in the Offer to Purchase under Section 7 (“Source and Amount of Funds”) is incorporated herein by reference.
Item 8.	Interest in Securities of the Subject Company.
(a) and (b) The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants) is incorporated herein by reference
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in the Offer to Purchase under Section 13 (“Fees and Expenses”) is incorporated herein by reference.
Item 10.	Financial Statements.
Not applicable.
Item 11.	Additional Information.
(a) (1) The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants”), Section 8 (“Information about Seanergy Maritime Holdings Corp.”), and Section 10 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(2) To the knowledge of the Company, there are no applicable regulatory requirements or approvals needed for the Offer to Purchase.
(3) There are no applicable antitrust laws.
(4) The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.
(5) To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.
(c) None.

Item 12.	Exhibits.
A*	Offer to Purchase dated November 30, 2022.
B*	Letter of Transmittal.
C*	Notice of Guaranteed Delivery.
D*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 30, 2022.
E*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 30, 2022.
F*	Press Release dated November 29, 2022.
G	Form of Class E Warrant Agency Agreement by and between the registrant and Continental Stock Transfer & Trust Company.(1)
H	Form of Class E Warrant.(2)
I	Shareholders Rights Agreement, dated as of July 2, 2021, by and between Seanergy Maritime Holdings Corp. and Continental Stock Transfer & Trust Company, as Rights Agent.(3)
J*	Amended and Restated 2011 Equity Incentive Plan of the registrant adopted on July 8, 2022.
K*	Calculation of Filing Fee Tables.
L*	Excerpt from Press Release, dated November 30, 2022
*	Filed herewith.
(1)	Incorporated herein by reference to Exhibit 4.1 to the registrant’s report on Form 6-K furnished to the Commission on August 19, 2020.
(2)	Incorporated herein by reference to Exhibit 4.2 to the registrant’s report on Form 6-K furnished to the Commission on August 19, 2020.
(3)	Incorporated herein by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed with the Commission on July 2, 2021.
Item 13.	Information Required by Schedule 13E-3.
Not Applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 30, 2022	SEANERGY MARITIME HOLDINGS CORP.

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chairman & Chief Executive Officer

EXHIBIT INDEX
A*	Offer to Purchase dated November 30, 2022.
B*	Letter of Transmittal.
C*	Notice of Guaranteed Delivery.
D*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 30, 2022.
E*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 30, 2022.
F*	Press Release dated November 29, 2022.
G	Form of Class E Warrant Agency Agreement by and between the registrant and Continental Stock Transfer & Trust Company.(1)
H	Form of Class E Warrant.(2)
I	Shareholders Rights Agreement, dated as of July 2, 2021, by and between Seanergy Maritime Holdings Corp. and Continental Stock Transfer & Trust Company, as Rights Agent.(3)
J*	Amended and Restated 2011 Equity Incentive Plan of the registrant adopted on July 8, 2022.
K*	Calculation of Filing Fee Tables.
L*	Excerpt from Press Release, dated November 30, 2022
*	Filed herewith.
(1)	Incorporated herein by reference to Exhibit 4.1 to the registrant’s report on Form 6-K furnished to the Commission on August 19, 2020.
(2)	Incorporated herein by reference to Exhibit 4.2 to the registrant’s report on Form 6-K furnished to the Commission on August 19, 2020.
(3)	Incorporated herein by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed with the Commission on July 2, 2021.